Exhibit 99.1

Imperial Tobacco Group PLC (“the Company”)

Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests

Imperial Tobacco Long Term Incentive Plan

New Awards

The following directors and PDMRs were conditionally awarded ordinary shares of 10 pence each in the Company under the Imperial Tobacco Long Term Incentive Plan (“LTIP”) on 2 November 2005.  The awards will vest, free of charge, during November 2008 in proportion to the extent that the performance criteria are achieved.

Under the terms of the LTIP the awards are split into three elements.

50% of the awards vest on a sliding scale depending on average real annual growth in Earnings Per Share (“EPS”) after adjusting for inflation over the period of the award.  12.5% of this element vests when the Company’s average real annual EPS growth equals 3%.  Full vesting of this element occurs if the Company’s average real annual EPS growth is equal to or exceeds 10%. Between these two points the awards vest on a straight-line basis.

25% of the awards vest on a sliding scale depending on the Company’s Total Shareholder Return (“TSR”) relative to the companies comprising the FTSE 100 Index.  30% of this element vests if the Company is ranked as the 50th Company by reference to the TSR performance of the FTSE 100 Index. Full vesting of this element occurs if the Company’s TSR ranks it in the top 25 of the FTSE 100 Index. Between these two points the awards vest on a straight-line basis.

25% of the awards vest on a sliding scale depending on the Company’s TSR relative to the companies constituting a bespoke comparator group comprising of Altadis S.A., Altria Group Inc, British American Tobacco PLC, Carlsberg A/S, Diageo PLC, Gallaher Group PLC, Imperial Tobacco Group PLC, Interbrew SA, Pernod Ricard S.A., Reynolds American Inc, SABMiller PLC and Scottish & Newcastle PLC.  30% of this element vests if the Company’s TSR exceeds the bottom six companies constituting the comparator group. Full vesting of this element occurs if the Company’s TSR ranks it in the top three of the comparator group. Between these two points the awards vest on a straight-line basis.

Each element of the performance criteria will operate independently of the others and will be capable of vesting regardless of the Company’s performance in respect of the other elements.

The Company’s Remuneration Committee may vary, but not increase, the extent to which a conditional award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long-term return on capital employed.

There is no opportunity to retest if any of the performance criteria are not achieved.

DIRECTOR / PDMR	Conditional Awards Granted 2 November 2005

Gareth Davis	96,594
Robert Dyrbus	45,975
David Cresswell	21,981
Frank Rogerson	21,981
Graham Blashill	21,981
Kathryn Brown	12,074
Alison Cooper	13,003
Matthew Phillips	7,894

Vesting of Previous Awards

Following achievement of the performance criterion in respect of the Seventh Annual Award made under the Imperial Tobacco LTIP, on 25 November 2005 the directors and PDMRs listed below will be granted the following nil cost options over the Company’s ordinary shares of 10 pence each.

Under the terms of these LTIP awards, vesting is on a sliding scale depending on EPS achieved over the period of the awards.  No vesting occurs unless the Company’s average real annual EPS growth, after adjusting for inflation in the UK, is positive. If average real annual EPS growth equals or exceeds 10 per cent, the award vests in full. Between these thresholds vesting is on a straight-line basis.

In respect of the performance period for the Seventh Annual Award, the Company’s average real annual EPS growth, as confirmed by its Auditors, exceeded 10 per cent.  Therefore the conditional award will vest in full on 25 November 2005.

Vesting takes the form of a grant of a nil cost option exercisable at any time until the seventh anniversary of its date of grant.

DIRECTOR / PDMR	AWARD VESTING/ OPTIONS GRANTED

Gareth Davis	46,923
Robert Dyrbus	29,718
David Cresswell	9,906
Frank Rogerson	10,427
Graham Blashill	8,863
Kathryn Brown	9,906
Alison Cooper	9,124

M R Phillips

Company Secretary

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Nicola Tate	Investor Relations Manager	Tel: +44 (0)117 933 7082

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com